Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On September 1, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

IN Integration Newsletter

September 1, 2011 Issue

A Note from Ron and Steve

The Design Phase kick-off meeting, which brought together 165 individuals from Exelon and Constellation, ended yesterday afternoon after a productive day-long session. Just a few days earlier, Hurricane Irene caused widespread, extensive damage throughout both BGE’s and PECO’s service territories. Thousands of utility employees, assisted by outside crews, continue to work around-the-clock to safely and efficiently restore customers’ service. The utility personnel involved were released from the integration meeting to attend to this important restoration work.

During the Design Phase kick-off meeting, we had an opportunity to hear from Chris Crane and Mayo Shattuck, and devoted the bulk of our time together to laying out the processes we will follow to create our new organization. The hard work on organizational design has begun, and our goal is to complete all of the organizational design work in three months – a tall order and one that will take a great deal of focus, attention to detail and leadership. We will have an overview of the design process for you in the Sept. 15 issue of IN.

While we know that a lot of important decisions will be made during this time period, and we will communicate what we can, it will be some time before all of our organizations’ structures, leaders, policies and related information will be available. We understand how anxious people are to hear more about this. We greatly appreciate your continued focus on running the businesses safely, efficiently and profitably, and on the mutual respect and collaboration that is already in full force among the integration teams.

On that note, one of the highlights of this issue is a side-by-side look at both Exelon’s and Constellation’s vision and values. We continue to rely on these guiding principles to direct our actions and decisions during the merger integration process. You will be happy to see that our companies already share similar values as we look to create our new company.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Feedback

IN is produced by the Corporate Communications groups of both Exelon and Constellation. Please direct questions and comments to: Exelon employees:IntegrationOffice@exeloncorp.com; Constellation employees:IntegrationOffice@constellation.com.

Expected Milestones (timeline format)

Q3: Expect to seek shareholder approval

Aug 3 Approved by Texas PUCT

Oct 31 to Nov 10: Maryland PSC hearings, each business day

Nov 29 - Maryland PSC public comment hearings

Dec 1 - Maryland PSC public comment hearings

Dec 5 - Maryland PSC public comment hearings

Jan 5: Maryland PSC decision deadline

Company History: BGE Then and Now

Baltimore Gas and Electric Company (BGE) has a long and rich history. Founded in 1816, the Gas Light Company of Baltimore was the nation’s first gas utility and one of the earliest electric utilities. Over the past 194 years, the company has grown significantly, and today BGE’s 3,500 employees safely and reliably serve more than 1.2 million electric customers and more than 648,000 gas customers throughout Central Maryland.

BGE was recognized by the Environmental Protection Agency as a 2011 ENERGY STAR® award winner in the Partner of the Year category for its commitment to energy efficiency. BGE also received a $200 million federal stimulus grant to help launch a smart grid program that will allow for two-way communication between customers and BGE. When fully implemented, the program will be one of the most advanced in the nation.

Although BGE looks dramatically different than it did almost two centuries ago, one thing has been constant throughout the years: An unwavering commitment to provide excellent customer service. For more information about BGE, visit www.bge.com.

For more info, visit us online!

Exelon employees can visit the Merger Integration Site on the Exelon intranet site.

Constellation employees can visit the Merger Integration Site on myConstellation.

BGE Timeline

1816: The Gas Light Company of Baltimore is born when Rembrandt Peale, artist and visionary, illuminated a room in his museum in Baltimore with a “ring beset with gems of light.”

1834: The Gas Light Company of Baltimore begins installing gas meters.

1855: The Spring Gardens plant was constructed. Gas was distilled from coal – an improvement over the former use of tar or wood.

1906: United Electric Light and Power Company merged with Consolidated Gas to become Consolidated Gas Electric Light and Power Company of Baltimore – the city’s first fully integrated gas and electric service company.

1916: Consolidated’s customers were introduced to central heating with gas – Baltimore’s first taste of heat with automatic temperature control.

1955: The Company changed its name to Baltimore Gas & Electric Company.

1975: Calvert Cliffs Nuclear Power Plant began to supply customers with inexpensive, clean, reliable energy, reducing dependence on foreign oil.

1995: Constellation Energy Group, now a Fortune 500 leader, began operation as the holding company for BGE and its affiliates.

1999: Energy deregulation was passed in Maryland, and BGE changed from an energy producer and delivery company to one focused on delivering energy produced by other generation companies.

2010: BGE received approval for implementation of a smart grid in Central Maryland with a communications platform of more than 2 million smart meters.

Shared Corporate Goals: Vision and Values

Exelon Vision, Values and Goals

Exelon will be the best group of electric generation and electric and gas delivery companies in the United States—providing superior value for our customers, employees, investors and the communities we serve.

Goals

•	Keep the lights on and the gas flowing

•	Run the nuclear fleet at world-class levels

•	Capitalize on environmental leadership and clean nuclear energy

•	Create a challenging and rewarding workplace

•	Enhance the value of our generation

•	Build value through disciplined financial management

Values

•	Safety – for our employees, our customers and our communities

•	Integrity – the highest ethical standards in what we say and what we do

•	Diversity – in ethnicity, gender, experience and thought

•	Respect – trust and teamwork through open and honest communication

•	Accountability – for our commitments, actions and results

•	Continuous improvement – stretch goals and measured results

Constellation Mission, Vision and Values

Our mission is to be the nation’s leading energy manager and competitive supplier, generating and delivering power and natural gas safely and reliably to our customers while acting in the interests of our communities, employees, shareholders and the environment.

Our Vision

We strive to be the first-choice provider for customers seeking energy solutions in the complex and changing energy marketplace. We will perform at a level of excellence that makes us the preferred provider. Our profound understanding of market dynamics will produce significant value for customers. Ours is a customer-centric energy company. We know that by pleasing customers we produce cascading success for our shareholders, our employees and our communities.

Our Performance Imperatives

•	Resourceful Execution

•	Enterprise-wide Perspective

•	Active Accountability

•	People Development

Our Enterprise-Wide Values

•	Integrity

•	Teamwork with Respect for Individuals

•	Community and Environmental Responsibility

•	Customer Commitment

•	Safety

•	Excellence and Accountability

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.